                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                          AT&T WIRELESS SERVICES, INC.
            -------------------------------------------------------
                                (Name of Issuer)

              AT&T WIRELESS COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00209A 10 6
            -------------------------------------------------------
                                 (CUSIP Number)

                               Kiyoyuki Tsujimura
                  Managing Director-Global Business Department
                                NTT DoCoMo, Inc.
                                Sanno Park Tower
                       11-1, Nagata-cho 2-chome Chiyoda-ku
                              Tokyo 100-6150 Japan
                               011-81-3-5563-2200

                                 with a copy to:

                                 Hillel T. Cohn
                        Squire, Sanders & Dempsey L.L.P.
                            801 South Figueroa Street
                          Los Angeles, California 90017
                                 (213) 689-5117
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 15, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) (S)240.13d-1(e), 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                       ------------------
CUSIP NO.   00209A 10 6                                       PAGE 2 OF 10 PAGES
-----------------------                                       ------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               NTT DOCOMO, INC. -- Not Applicable.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

               BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
                                          7.    SOLE VOTING POWER
                                                0
           NUMBER OF                      --------------------------------------
            SHARES                        8.    SHARED VOTING POWER
         BENEFICIALLY                           474,324,764
        OWNED BY EACH                     --------------------------------------
          REPORTING                       9.   SOLE DISPOSITIVE POWER
         PERSON WITH                           0
                                          --------------------------------------
                                          10.  SHARED DISPOSITIVE POWER
                                               474,324,764
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

        474,324,764
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        Not Applicable
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

-----------------------                                       ------------------
CUSIP NO.   00209A 10 6                                       PAGE 3 OF 10 PAGES
-----------------------                                       ------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Nippon Telegraph and Telephone Corporation -- Not Applicable.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

               BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
                                          7.    SOLE VOTING POWER
                                                0
           NUMBER OF                      --------------------------------------
            SHARES                        8.    SHARED VOTING POWER
         BENEFICIALLY                           474,324,764
        OWNED BY EACH                     --------------------------------------
          REPORTING                       9.    SOLE DISPOSITIVE POWER
         PERSON WITH                            0
                                          --------------------------------------
                                          10.   SHARED DISPOSITIVE POWER
                                                474,324,764
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

        474,324,764
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        Not Applicable
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        HC, CO
--------------------------------------------------------------------------------

-----------------------                                       ------------------
CUSIP NO.   00209A 10 6                                       PAGE 4 OF 10 PAGES
-----------------------                                       ------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               DCM Capital USA (UK) Limited -- Not Applicable.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

               BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               England and Wales
--------------------------------------------------------------------------------
                                          7.    SOLE VOTING POWER
                                                0
           NUMBER OF                      --------------------------------------
            SHARES                        8.    SHARED VOTING POWER
         BENEFICIALLY                           474,324,764
        OWNED BY EACH                     --------------------------------------
          REPORTING                       9.    SOLE DISPOSITIVE POWER
         PERSON WITH                            0
                                          --------------------------------------
                                          10.   SHARED DISPOSITIVE POWER
                                                474,324,764
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

        474,324,764
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        Not Applicable
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

        This Amendment No. 3 amends the Schedule 13D originally filed on January 8, 2001 (the "Schedule 13D"), by NTT DoCoMo, Inc. ("DoCoMo") which related to the Wireless Group Common Stock, par value $1.00 per share of AT&T Corp. ("AT&T"). The purpose of Amendment No. 3 is to amend Items 3 and 5 with respect to the acquisition of shares by DCM Capital USA (UK) Limited ("DCM Capital") pursuant to preemptive rights.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end of Item 3.

        DoCoMo utilized funds obtained through short term borrowings from various lenders to acquire on February 15, 2002 an additional 26,320,602 shares of AT&T Wireless Common Stock pursuant to the exercise of its preemptive rights as more fully described in Item 5 below. The aggregate purchase price for such shares was $375,858,196.56. A summary of such borrowing arrangements is filed as an exhibit hereto and is incorporated by reference herein. Certain confidential portions have been omitted from the exhibit and are filed separately with the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended by adding the following paragraphs at the end of Item 5(a).

        On December 21, 2001, DoCoMo notified AT&T Wireless that it was exercising its preemptive rights with respect to AT&T Wireless Common Stock, which AT&T Wireless intended to issue in connection with its acquisition of Telecorp PCS, Inc. ("Telecorp") (the "Telecorp Transaction"). DoCoMo notified AT&T Wireless that it was exercising its preemptive rights to acquire the maximum number of shares to which it would be entitled pursuant to the Investor Agreement among DoCoMo, AT&T Wireless and AT&T, dated as of December 20, 2000. For a further description of the Telecorp Transaction, please see Amendment No. 2 to Schedule 13D filed by DoCoMo on December 31, 2001.

        On February 15, 2002, the Telecorp Transaction closed and pursuant to the exercise of its preemptive rights DCM Capital acquired an additional 26,320,602 shares of AT&T Wireless Common Stock. As a result, DCM Capital directly beneficially owns 474,324,764 shares of AT&T Wireless Common Stock (including previously held Warrants to acquire 41,748,273 shares of AT&T Wireless Common Stock), which represents approximately 16% of the outstanding shares of AT&T Wireless Common Stock.

        As a result of the transaction set forth above, DoCoMo indirectly beneficially owns (by virtue of DoCoMo's 100% ownership of DCM Capital) and NTT indirectly beneficially owns (by virtue of NTT's approximate 64% ownership of DoCoMo) 474,324,764 shares of AT&T Wireless Common Stock (including previously held Warrants to acquire 41,748,273 shares of AT&T Wireless Common Stock), which represents approximately 16% of the outstanding shares of AT&T Wireless.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of the Schedule 13D is hereby amended by adding the following exhibit.

      Exhibit No.            Description
      -----------            -----------
      *6                     Summary of the principal terms of Promissory Notes,
                             dated February 14, 2002, and related arrangements
                             between NTT DoCoMo, Inc. and various lenders.

      * Certain confidential portions of the summary are omitted pursuant to a request for confidential treatment and are separately filed with the Securities and Exchange Commission.

        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2002

                                        NTT DOCOMO, INC.

                                        By: /s/ Yoshinori Uda
                                            -----------------------------------

                                        Name:   Yoshinori Uda
                                        Title:  Senior Executive Vice President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2002

                                        NIPPON TELEGRAPH AND TELEPHONE
                                        CORPORATION

                                        By: /s/ KANJI KOIDE
                                           -------------------------------------

                                        Name:   Kanji Koide
                                        Title:  Senior Vice President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2002

                                        DCM CAPITAL USA (UK) LIMITED

                                        By:  /s/ MASAO UMEZU
                                           -------------------------------------

                                        Name:   Masao Umezu
                                        Title:  Director

                                  EXHIBIT INDEX


      Exhibit No.         Description
      -----------         -----------
      *6                  Summary of the principal terms of Promissory Notes,
                          dated February 14, 2002, and related arrangements
                          between NTT DoCoMo, Inc. and various lenders.

      * Certain confidential portions of the summary are omitted pursuant to a request for confidential treatment and are separately filed with the Securities and Exchange Commission.